SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 2-39822

EQUIFAX INC. 401(K) PLAN

(formerly Equifax Inc. Employees 401(K) Retirement and Savings Plan)

Equifax Inc.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Audited Financial Statements  and Supplemental Schedule

As of December 31, 2002 and 2001 and year ended December 31, 2002

Report of Independent Auditors

To the Plan Administrator

Equifax Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young, LLP

Atlanta, Georgia

June 23, 2002

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments, at fair value	$150,754,493	$176,546,177
Cash, interest-bearing	639,163	—
Company contribution receivable	924,598	—
Participant contribution receivable	371,738	297,868
Accrued Income	756	1,678

Total assets	152,690,748	176,845,723

Liabilities
Due to broker for purchase of securities	(15,515)	(382)

Net assets available for benefits	$152,675,233	$176,845,341

See accompanying notes.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Interest and dividends	$2,241,835
Participant Contributions	8,907,528
Company Contributions	3,022,762
Rollovers from qualified plans	421,280

Total additions	14,593,405

Deductions
Net depreciation in fair value of investments	(21,699,755)
Administrative Expenses	(90,078)
Distributions to participants	(16,973,680)

Total deductions	(38,763,513)

Net decrease	(24,170,108)
Net assets available for benefits:
Beginning of year	176,845,341

End of year	$152,675,233

See accompanying notes.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The following brief description of the Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan) (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended. All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the “Company”) are eligible to participate in the Plan on the first day of the payroll period after their date of hire.

In October 2000, the Board of Directors of the Company announced its intent to spin off its payment services division into a separate publicly traded company with its own management and Board of Directors (the “Distribution”). This Distribution occurred on July 7, 2001 and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the payment services division to Certegy Inc. (“Certegy”) and then distributing all of the shares of common stock to Equifax’s shareholders. Resultant from the Distribution, participants in the Plan received one share in the newly created Certegy stock fund for every two shares he/she owned in the Equifax Stock Fund at the time of the Distribution. The Certegy stock fund is a frozen investment option and participants are not permitted to make additional investments into this fund.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each participant may make basic contributions from 1% to 6% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. In addition to basic contributions, each non-highly compensated participant may elect to make supplemental contributions of 7% to 30% of gross pay (4% limit for highly compensated participants) on a pretax or an after-tax basis through payroll deductions, subject to certain limits. In addition, participants who are eligible to make contributions under the plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits.

The Plan requires the Company to make minimum matching annual contributions of 100% of the first 2% of salary contributed by participants each pay period during the Plan year. The match on the remaining basic contributions is discretionary and for the 2002 Plan year was 25%. Supplemental contributions are not matched. Matching contributions are net of any in-service after-tax withdrawals, without regard to lump-sum cash contributions and roll-over contributions, either deposited or withdrawn. Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. U.S. Retirement Income Plan for a Plan year, is deductible under the Internal Revenue Code (the “Code”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31st to receive the matching contribution for that Plan year, unless termination prior to December 31st is due to attainment of age 65, retirement or disability.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the cash required for the company contribution. At December 31, 2002 and 2001, the balance in the unallocated account totaled approximately $2,060,000 and $3,042,000, respectively. During the year ended December 31, 2002, the Plan incurred a loss in the unallocated account of approximately $88,000.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants’ earnings thereon are at all times vested with such participants. Participants who are employed with the Company on December 31st vest in the Company matching contribution for that year and in all future earnings on such matching contributions.

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee” or “Fidelity”). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is appointed by the Company’s board of directors and oversees the Plan’s operations.

Investment Options

The participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in Equifax Inc. common stock through a unitized fund, the Equifax Stock Fund (“ESF”), which includes an investment in a money market fund for liquidity purposes. The balances in the Certegy stock fund are frozen to which no further contributions can be made.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits

Prior to a participant attaining age 59 1/2, in-service withdrawals from the pre-tax portion of a participant’s account are permitted only on the basis of financial hardship. Once a participant attains age 59 1/2, he/she may withdraw up to 100% of his/her account in one or more withdrawals. Once a participant’s employment with the Company ceases due to termination of employment, retirement, death or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant’s account balance. This lump-sum distribution is payable in cash, Company common stock, or a combination of the two at the participant’s election. In-service withdrawals of the company-matching portion of a participant’s pre-tax account are not allowed.

If a participant’s account balance is less than $5,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s earnings (losses), company contributions, and the participant’s contributions. Allocations of earnings (losses) are based on relative account balances and investment elections, as defined.

Loans to Participants

The Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at anytime subject to the provisions of ERISA. In the event of Plan termination, the interests of the participants shall be non-forfeitable and will be distributed to participants as soon as administratively feasible.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and loan fees, are paid by the Company. The expenses for administration include the fees and expenses of the Plan’s Trustee.

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Plan Investments

Investments of the Plan, except the Managed Income Portfolio, are carried at fair value as determined by quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest which approximates fair value.

The Managed Income Portfolio is a collective trust which invests in guaranteed investment contracts and synthetic investment contracts. The collective trust’s investment in these contracts is valued at fair value as determined by the Trustee.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 follow:

2002
Equifax Inc. common stock:
Participant-directed	$46,406,252
Nonparticipant-directed	2,011,452
Fidelity Managed Income Portfolio
Participant-directed	11,383,464
Nonparticipant-directed	113
Spartan® U.S. Equity Index Fund	16,592,312
Fidelity Asset Manager: Growth	7,863,866
Fidelity Retirement Government Money Market Portfolio:
Participant-directed	9,562,607
Nonparticipant-directed	48,880
Certegy Inc. common stock	22,867,048
2001
Equifax Inc. common stock	$51,795,903
Fidelity Managed Income Portfolio	11,775,832
Spartan® U.S. Equity Index Fund	22,376,540
Fidelity Asset Manager: Growth	9,923,538
Fidelity Retirement Government Money Market Portfolio:
Participant-directed	8,365,242
Nonparticipant-directed	3,042,000
Certegy Inc. common stock	36,319,807

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

The net appreciation (depreciation) in the fair value of investments as determined by quoted market prices for the year ended December 31, 2002 is as follows:

Common stock:
Equifax Inc.	$(1,548,518)
Certegy Inc.	(8,919,894)
Registered investment companies	(11,231,343)

$(21,699,755)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1999 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related-Party Transactions

All transactions in the Equifax common stock held within the ESF are related-party transactions. The Plan held approximately 1,962,000 and 2,020,000 shares of Equifax common stock at December 31, 2002 and 2001, respectively.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

Supplemental Schedule

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

EIN: 58-0401110        Plan Number: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Equifax Inc.	Common stock: Participant-directed, 1,880,318 shares Non-Participant-directed, 81,501 shares	$23,701,452 2,100,000	$46,406,252 2,011,452
	Certegy Inc.	Common stock, 931,448 shares		22,867,048
	Common/Collective Trust Funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio: Participant-directed, 11,383,464 shares Non-participant-directed, 113 shares	11,383,464 113	11,383,464 113
	Money Market Funds:
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio: Participant-directed, 9,562,607 shares Nonparticipant-directed, 48,880 shares	9,562,607 48,880	9,562,607 48,880
	Shares of registered investment companies:
*	Fidelity Investments	Spartan® U.S. Equity Index Fund, 532,658 shares		16,592,312
*	Fidelity Investments	Fidelity U.S. Bond Index Fund, 330,078 shares		3,710,076
*	Fidelity Investments	Fidelity Asset Manager™, 429,684 shares		5,929,633
*	Fidelity Investments	Fidelity Asset Manager: Income, 98,711 shares		1,072,005
*	Fidelity Investments	Fidelity Asset Manager: Growth, 656,965 shares		7,863,866
*	Fidelity Investments	Fidelity Value Fund, 105,633 shares		4,900,319
*	Fidelity Investments	Fidelity Low-Priced Stock Fund, 210,234 shares		5,291,590
	American Funds	American Advantage International Equity Fund, 2,138 shares		25,374
	Morgan Stanley Institutional Funds	MSDW Equity Institutional Fund, 5,062 shares		62,464
	MAS Funds	MAS Mid-Cap Growth Portfolio, 24,143 shares		286,338

Equifax Inc. 401(k) Plan

(formerly, Equifax Inc. Employees 401(k)

Retirement and Savings Plan)

EIN: 58-0401110        Plan Number: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Cost Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Strong Funds	Strong Government Securities Fund, 190,594 shares		$2,123,217
	Warburg Pincus Funds	Warburg Pincus Capital Appreciation Fund, 64,582 shares		784,666
	PIMCO Funds	PIMCO Total Return Fund, 128,939 shares		1,375,778
	INVESCO Funds Group	INVESCO Equity Income Fund, 116,687 shares		1,116,697
*	Fidelity Investments	Fidelity Fund, 7,903 shares		175,910
*	Fidelity Investments	Fidelity Equity Income Fund, 12,385 shares		491,318
*	Fidelity Investments	Fidelity Aggressive Growth Fund, 158,693 shares		1,775,775
*	Fidelity Investments	Fidelity Diversified International Fund, 55,100 shares		945,511
*	Fidelity Investments	Fidelity Dividend Growth Fund, 30,361 shares		677,662
*	Fidelity Investments	Fidelity Freedom Income Fund®, 6,401 shares		67,850
		Fidelity Freedom 2000 Fund®, 13,667 shares		150,479
		Fidelity Freedom 2010 Fund®, 35,057 shares		401,050
		Fidelity Freedom 2020 Fund®, 30,924 shares		329,026
		Fidelity Freedom 2030 Fund®, 20,701 shares		211,972
*	Fidelity Investments	Spartan® International Index Fund, 2,180 shares		43,911
*	Fidelity Investments	Fidelity Freedom 2040 FundSM, 15,045 shares		88,161
	Participant Loans	Varying maturities and interest rates from 7.0% to 10.5%		1,981,717

				$150,754,493

*	Represents a party-in-interest.

(1)	Cost information has not been included in column (d) because certain investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUIFAX INC. 401(K) PLAN

Date: June 27, 2003	By:	/S/ G. KENT LINGERFELT
G. Kent Lingerfelt, Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Auditors

99	Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002